Exhibit (k)(2)

JOINDER TO

ADMINISTRATION AGREEMENT

JOINDER made as of the 1st day of September, 2010, by and between The Endowment Institutional TEI Fund W, L.P. (the “New Fund” and a “Fund”) and Citi Fund Services Ohio, Inc., an Ohio corporation (“Citi”), to that certain Amended and Restated Administration Agreement, dated February 1, 2009, among Citi, The Endowment Master Fund, L.P., The Endowment Institutional Fund, L.P. and certain other entities (as amended and in effect on the date hereof, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, pursuant to the Agreement Citi performs certain administrative services for certain registered and unregistered funds;

WHEREAS, the New Fund would like Citi to provide administrative services to it; and

WHEREAS, the New Fund and Citi would like the terms of such services to be governed by the Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and Citi hereby agree as follows:

1.	Joinder.

The New Fund shall be added as a party to the Agreement and each party to this Joinder hereby agrees to abide by all terms and provisions of the Agreement as amended by this Joinder.

2.	Schedule A.

The following shall be added to the end of Schedule A:

“The Endowment Institutional TEI Fund W, L.P., a Delaware limited partnership registered under the 1940 Act

Address:

4265 San Felipe

Suite 800

Houston, Texas, 77027

Attn: A. Haag Sherman”

3.	Representations and Warranties.

(a) The New Fund represents (i) that it has full power and authority to enter into and perform this Joinder (ii) that this Joinder, and all information relating thereto has been presented to and reviewed by the Board of Directors of the New Fund (the “Board”), and (iii) that the Board has approved this Joinder.

(b) Citi represents that it has full power and authority to enter into and perform this Joinder.

3.	Miscellaneous.

(a) This Joinder supplements and amends the Agreement. The provisions set forth in this Joinder supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Joinder.

(b) Each reference to the Agreement in the Agreement (as it existed prior to this Joinder) and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreement as amended by this Joinder. Except as provided in this Joinder, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Joinder shall be valid unless made in writing and executed by both parties hereto.

(c) Paragraph headings in this Joinder are included for convenience only and are not to be used to construe or interpret this Joinder.

(d) This Joinder may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Joinder to be duly executed all as of the day and year first above written.

THE ENDOWMENT INSTITUTIONAL TEI FUND W, L.P.

By:

Name:

Title:

Date:

CITI FUND SERVICES OHIO, INC.

By:

Name:

Title:

Date: